As filed with the Securities and Exchange Commission on August 9, 2016

Securities Act Registration No. 333-196300

Investment Company Registration No. 811-22907

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.    ☐

Post-Effective Amendment No. 5    ☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 10    ☒

Blackstone Real Estate Income Fund II

(Exact Name of Registrant as Specified in Charter)

345 Park Avenue

New York, New York 10154

(Address of Principal Executive Offices)

(212) 583-5000

(Registrant’s Telephone Number, Including Area Code)

Blackstone Real Estate Income Advisors L.L.C.

Judy Turchin, Esq.

345 Park Avenue

New York, New York 10154

(Name and Address of Agent for Service)

Copies to:

Sarah E. Cogan, Esq.

Michael W. Wolitzer, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The trustees and principal officers of Blackstone Real Estate Income Master Fund, the master fund in which the Registrant invests substantially all of its assets, have also executed this Registration Statement.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-196300 and 811-22907) of Blackstone Real Estate Income Fund II (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement, including the prospectus, the statement of additional information and the financial statements, are hereby incorporated by reference.

This amendment is being filed in order to file, as Exhibits P.1, P.2 and P.3 to this Registration Statement, the Form of Subscription Agreement for Morgan Stanley Smith Barney LLC, the Form of Subscription Agreement for Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Form of Subscription Agreement for HighTower Securities, LLC, respectively.

Part C. Other Information

Item 25. Financial Statements and Exhibits

1.	Financial statements:

Included in Part A: Not applicable

Included in Part B: Financial Statements[5]

2.	Exhibits

a.1	Certificate of Trust of Blackstone Real Estate Income Fund II (“Registrant”), dated October 1, 2013.[1]

a.2	Declaration of Trust of the Registrant, dated October 1, 2013.[1]

a.3	Amended and Restated Agreement and Declaration of Trust, dated December 17, 2013.[2]

b.	Bylaws of the Registrant.[2]

c.	None.

d.	Exhibit (a) is incorporated herein by reference.

e.	Automatic Dividend Reinvestment Plan.[2]

f.	None.

g.	Investment Management Agreement between Registrant and Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”). [4]

h.1	Distribution Agreement between Registrant and Blackstone Advisory Partners L.P. (the “Distributor”). [4]

h.2	Service Plan. [4]

h.3	Dealer Agreement between the Distributor and Morgan Stanley Smith Barney LLC. [4]

h.4	Dealer Agreement between the Distributor and Merrill Lynch, Pierce, Fenner & Smith Incorporated. [4]

h.5	Dealer Agreement between the Distributor and HighTower Securities, LLC.[5]

i.	None.

j.	Master Custodian Agreement between Registrant and State Street Bank and Trust Company.[2]

k.1	Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company. [4]

k.2	Administration Agreement between Registrant and State Street Bank and Trust Company. [4]

k.3	Expense Limitation and Reimbursement Agreement between Registrant and the Investment Manager. [4]

k.4	Fee Waiver Letter Agreement between Registrant and the Investment Manager.[5]

l.1	Opinion and Consent of Simpson Thacher & Bartlett LLP as to the Registrant’s Shares.[3]

l.2	Opinion and Consent of Richards, Layton & Finger, P.A. as to certain matters of Delaware law.[3]

m.	None.

n.	Consent of Independent Registered Public Accounting Firm.[5]

o.	None.

p.1	Form of Subscription Agreement for Morgan Stanley Smith Barney LLC.*

p.2	Form of Subscription Agreement for Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

p.3	Form of Subscription Agreement for HighTower Securities, LLC.*

q.	None.

r.1	Code of Ethics of Registrant. [4]

r.2	Code of Ethics of the Investment Manager and the Distributor. [4]

s.	Power of Attorney.[2]

*	Filed herewith.
[1]	Previously filed with the Securities and Exchange Commission (the “SEC”) as part of Registration Statement No. 333-191906 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on October 25, 2013, and hereby incorporated by reference.
[2]	Previously filed with the SEC as part of Registration Statement No. 333-191906 under the 1933 Act and the 1940 Act on December 27, 2013, and hereby incorporated by reference.
[3]	Previously filed with the SEC as part of Registration Statement No. 333-196300 under the 1933 Act and 1940 Act on May 28, 2014, and hereby incorporated by reference.
[4]	Previously filed with the SEC as part of Registration Statement No. 333-196300 under the 1933 Act and 1940 Act on April 10, 2015, and hereby incorporated by reference.
[5]	Previously filed with the SEC as part of Registration Statement No. 333-196300 under the 1933 Act and 1940 Act on April 15, 2016, and hereby incorporated by reference.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

At February 29, 2016

Title of Class	Number of Record Holders
Adviser Class I common shares of beneficial interest	1
Institutional Class II common shares of beneficial interest	588

Item 30. Indemnification

Reference is made to Article 8 (Indemnification) of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Reference is made to Article 10 (Exculpation and Indemnification) of the Distribution Agreement between the Fund and the Distributor, which is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Blackstone Real Estate Income Advisors L.L.C. is the investment adviser to the Fund, and its business is summarized in Part A and Part B of this Registration Statement under the sections entitled “Management of the Fund” and “Investment Management and Other Services,” respectively. Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Investment Manager during the last two fiscal years is incorporated by reference to Form ADV filed by the Investment Manager with the SEC under the Investment Advisers Act of 1940, as amended.

Item 32. Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the 1940 Act and the Rules thereunder will be maintained at the offices of the Investment Manager, 345 Park Avenue, New York, NY 10154, Attention: Secretary – Blackstone Real Estate Income Fund II, and at the offices of the Administrator, 100 Huntington Avenue, Copley Place Tower 2, Floor 3 Mail Stop: CPH0255, Boston, MA 02116, Attn: Blackstone Real Estate Income Fund II.

Item 33. Management Services

None.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two Business Days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 9th day of August, 2016.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Michael Nash
Michael Nash Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Michael Nash Michael Nash	Chief Executive Officer, President and Trustee (Principal Executive Officer)	August 9, 2016

/s/ Garrett Goldberg Garrett Goldberg	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 9, 2016

/s/ Benedict Aitkenhead* Benedict Aitkenhead	Trustee	August 9, 2016

/s/ Edward D’Alelio* Edward D’Alelio	Trustee	August 9, 2016

/s/ Michael Holland* Michael Holland	Trustee	August 9, 2016

/s/ Thomas W. Jasper* Thomas W. Jasper	Trustee	August 9, 2016

By:	/s/ Leon Volchyok
Leon Volchyok *Attorney-in-Fact pursuant to Power of Attorney previously filed with the SEC as part of Registration Statement No. 333-191906 under the 1933 Act and the 1940 Act on December 27, 2013

Date: August 9, 2016

SIGNATURES

Blackstone Real Estate Income Master Fund has duly caused this amendment to the Registration Statement of Blackstone Real Estate Income Fund to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 9th day of August, 2016.

BLACKSTONE REAL ESTATE INCOME MASTER FUND

By:	/s/ Michael Nash
Michael Nash Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Michael Nash Michael Nash	Chief Executive Officer, President and Trustee (Principal Executive Officer)	August 9, 2016

/s/ Garrett Goldberg Garrett Goldberg	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 9, 2016

/s/ Benedict Aitkenhead* Benedict Aitkenhead	Trustee	August 9, 2016

/s/ Edward D’Alelio* Edward D’Alelio	Trustee	August 9, 2016

/s/ Michael Holland* Michael Holland	Trustee	August 9, 2016

/s/ Thomas W. Jasper* Thomas W. Jasper	Trustee	August 9, 2016

By:	/s/ Leon Volchyok

Leon Volchyok

* Attorney-in-Fact pursuant to Power of Attorney previously filed with the SEC as part of Blackstone Real Estate Income Master Fund’s Registration Statement No. 811-22908 under the 1940 Act on December 27, 2013

Date: August 9, 2016

EXHIBIT INDEX

BLACKSTONE REAL ESTATE INCOME FUND II

Exhibit Ref.	Title of Exhibit

p.1	Form of Subscription Agreement for Morgan Stanley Smith Barney LLC

p.2	Form of Subscription Agreement for Merrill Lynch, Pierce, Fenner & Smith Incorporated

p.3	Form of Subscription Agreement for HighTower Securities, LLC